Exhibit 99.8

Consent

I, Richard J. Lynch, in accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, hereby consent to being named in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Solstice Sapphire Investments, Inc. (including any amendments to such Registration Statement) in connection with the Agreement and Plan of Merger, dated as of May 23, 2017, among Sonus Networks, Inc., Solstice Sapphire Investments, Inc., Solstice Sapphire, Inc., Green Sapphire Investments LLC, Green Sapphire LLC, GENBAND Holdings Company, GENBAND Inc. and GENBAND II, Inc., as a person who is expected to become a director of Solstice Sapphire Investments, Inc. following the consummation of the transactions contemplated by such Merger Agreement.

/s/ Richard J. Lynch
Richard J. Lynch

Dated: June 27, 2017